EXHIBIT 12.4

WEST TEXAS UTILITIES COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
FOR THE TWELVE MONTHS ENDED JUNE 30, 2000
(Thousands Except Ratio)
(Unaudited)



Operating Income	                        $57,235

Adjustments:
   Income taxes	                                  6,261
   Provision for deferred income taxes	         10,948
   Deferred investment tax credits	         (1,273)
   Other income and deductions	                 (1,302)
   Allowance for borrowed and equity funds
        used during construction	          1,350

          Earnings	                         73,219


Fixed Charges:
   Interest on long-term debt	                 19,602
   Interest on short-term debt and other	  4,960

          Fixed Charges	                         24,562


Ratio of Earnings to Fixed Charges	           2.98